UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited
Date:	November 09, 2007	By:	/s/ Kang Xin
			Name:	Kang Xin
			Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1
Announcement dated November 8, 2007, entitled "Revised Cap for a Category of Continuing Connected Transactions in Respect of 2007 and Renewal of Continuing Connected Transactions in Respect of 2008 to 2010."

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

REVISED CAP FOR A CATEGORY OF CONTINUING CONNECTED
TRANSACTIONS IN RESPECT OF 2007
AND
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF
2008 TO 2010

REVISED CAP FOR A CATEGORY OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2007

Reference is made to the 2005 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. These Continuing Connected Transactions include the Relevant Category (being the “Provision of exploration and support services” category) as described below.

CNOOC indirectly owns approximately 65.08% of the issued share capital of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its Associates and the Group constitute connected transactions of the Company for the purpose of the Listing Rules. The Independent Shareholders approved the non-exempt continuing connected transactions (which included the Relevant Category) with CNOOC and/or its Associates and the relevant annual caps at the 2005 EGM.

The value of continuing connected transactions under the Relevant Category is subject to annual caps as approved at the 2005 EGM.  Independent Shareholders' approval will be required if any of the annual caps needs to be revised pursuant to Chapter 14A of the Listing Rules.

The Directors have been monitoring the value of the Company’s Continuing Connected Transactions.  With the estimated increase (particularly in the second half of 2007) in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration, and taking into account the fact that, based on historical trends, the amount of transactions for the second half of each year often accounts for more than two-thirds of the value for the full year, the Directors consider that the existing annual cap in respect of 2007 for one of the categories of Continuing Connected Transactions, namely the Relevant Category, may possibly be insufficient for the Group’s requirements for the whole year. In particular, the Directors note that the Group leased a large number of additional drilling vessels (being the major equipment required for drilling services) for provision of drilling services in the second half of 2007 as they became available, and took on the opportunity to increase its exploration efforts in offshore China, and it is expected that most of the services will be completed in the last quarter of 2007 and invoiced in December 2007.  The Directors therefore propose that the existing annual cap for the Relevant Category in respect of 2007 be revised in order to cater for the Group's demand for the year ending 31 December 2007.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008 TO 2010

Reference is made to the 2005 Circular in relation to Continuing Connected Transactions between the Group and CNOOC and/or its Associates.  As mentioned above, the Independent Shareholders had approved the Non-exempt Continuing Connected Transactions (except the category "FPSO vessel leases" which were previously exempted from Independent Shareholders’ approval requirement as detailed in the 2005 Circular) between the Group and CNOOC and/or its Associates and the relevant annual caps for the two years ending 31 December 2007 at the 2005 EGM.  The Independent Shareholders had also approved the revised caps for the two years ending 31 December 2007 for one of the categories of continuing connected transactions "Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)" at the extraordinary general meeting held on 29 September 2006.

The Company expects to continue the Continuing Connected Transactions after 31 December 2007 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2008 to 31 December 2010), including disclosing further information thereof in this announcement, seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 65.08% of the issued share capital of the Company, the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to approval from the Independent Shareholders under the Listing Rules.  In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing, amongst other things, further information on the terms of the Revised Cap for the Relevant Category and the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley Limited, the Independent Financial Advisor, together with a notice to convene an extraordinary general meeting to approve the Revised Cap and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be issued to the Shareholders as soon as practicable.

REVISED CAP FOR A CATEGORY OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2007

Background

Reference is made to the 2005 Circular in relation to Continuing Connected Transactions between the Group and CNOOC and/or its Associates. These Continuing Connected Transactions include the Relevant Category (being the “Provision of exploration and support services” category) as described below.

CNOOC indirectly owns approximately 65.08% of the issued share capital of the Company.   Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its Associates and the Group constitute connected transactions of the Company for the purposes of the Listing Rules. The Independent Shareholders approved the non-exempt continuing connected transactions (which included the Relevant Category) with CNOOC and/or its Associates and the relevant annual caps at the 2005 EGM.

The value of continuing connected transactions under the Relevant Category is subject to annual caps as approved at the 2005 EGM.  Independent Shareholders' approval will be required if any of the annual caps needs to be revised pursuant to Chapter 14A of the Listing Rules.

The Directors have been monitoring the value of the Company’s Continuing Connected Transactions. With the estimated increase (particularly in the second half of 2007) in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration, and taking into account the fact that, based on historical trends, the amount of transactions for the second half of each year often accounts for more than two-thirds of the value for the full year, the Directors consider that the existing annual cap in respect of 2007 for one of the categories of Continuing Connected Transactions, namely the Relevant Category, may possibly be insufficient for the Group’s requirements for the whole year. In particular, the Directors note that the Group leased a large number of additional drilling vessels (being the major equipment required for drilling services) for provision of drilling services in the second half of 2007 as they became available, and took on the opportunity to increase its exploration efforts in offshore China, and it is expected that most of the services will be completed in the last quarter of 2007 and invoiced in December 2007.  The Directors therefore propose that the existing annual cap for the Relevant Category in respect of 2007 be revised in order to cater for the Group's demand for the year ending 31 December 2007.

The Company entered into a comprehensive framework agreement on 8 December 2005 with each of CNOOC, COSL and CNOOC Engineering for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates, details of which are set out in the 2005 Circular.

The term of each of the comprehensive framework agreements was for a period of two years from 1 January 2006. The comprehensive framework agreements and respective annual caps for each category of continuing connected transactions were approved by the Independent Shareholders at the 2005 EGM. The Continuing Connected Transactions under the comprehensive framework agreements included the Relevant Category.

The Relevant Category – Provision of exploration and support services by CNOOC and/or its Associates to the Group

As disclosed in the 2005 Circular, since the establishment of CNOOC, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant field of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company).  Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

For the two years ended 31 December 2006, the six months ended 30 June 2007 and the nine months ended 30 September 2007, the charges for provision of the above services and payable to CNOOC and/or its Associates were approximately RMB1,290 million, RMB1,940 million, RMB848 million and RMB1,491million, respectively.

Pricing of services provided by CNOOC and/or its Associates to the Group under the Relevant Category

The Relevant Category of continuing connected transactions referred to above relate to services provided by CNOOC and/or its Associates to the Group. In general, the services provided by CNOOC and/or its Associates to the Group are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the pricing principles relating to any future contract with CNOOC and/or its Associates will be on a similar basis.

It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its Associates and the relevant members of the Group.  Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. The agreements will be consistent in all material respects with the guidelines and terms and conditions as set out above.

Revised Cap and rationale

The Board has proposed that the following Revised Cap in respect of the Relevant Category be set as the maximum annual value of such transactions for the year ending 31 December 2007:

Continuing connected transactions	Historical amount	Existing 2007 Annual Cap	Revised Cap in respect of 2007	Basis of determination of the Revised Cap

Provision of exploration and support services by CNOOC and/or its Associates to the Group
For the two years ended  31 December 2006, the six months ended 30 June 2007 and the nine months ended 30 September 2007, RMB1,290 million, RMB1,940 million, RMB848 million and RMB1,491 million, respectively

		For the year ending 31 December 2007, RMB2,293 million	For the year ending 31 December 2007, RMB3,500 million
The Revised Cap has been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated increase in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration.  In particular, the Directors note that the Group leased a large number of additional drilling vessels (being the major equipment required for drilling services) for provision of drilling services in the second half of 2007 as they become available, and took on the opportunity to increase its exploration efforts in offshore China, and it is expected that most of the services will be expected to be completed in the last quarter of 2007 and invoiced in December 2007. Based on historical trends, the amount of transactions for the second half of each year often accounts for more than two-thirds of the value for the full year. In light of this factor and the basis as set out above, the Directors consider that such existing annual cap may possibly be insufficient for the Group's requirements for the whole year. The Directors are of the view that the proposed Revised Cap provides sufficient increment for the Group to capture the Group’s needs for the year ending 31 December 2007.

Reasons for and benefits of the continuing connected transactions under the Relevant Category

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company’s shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The continuing connected transactions under the Relevant Category are and will be conducted in the ordinary and usual course of business of the Company. This category of transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that: (a) it is beneficial to the

Company to continue to enter into the Relevant Category of continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the continuing connected transactions under the Relevant Category have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Revised Cap for the Relevant Category is fair and reasonable.

The independent non-executive Directors constituting the Independent Board Committee will give their view after considering the advice from the Independent Financial Adviser, and their view will be given in the circular to be despatched to the Shareholders.

Disclosure and Independent Shareholders’ approval requirements

Under the Listing Rules, the continuing connected transactions under the Relevant Category are subject to reporting, announcement and Independent Shareholders’ approval requirements. The Company will seek Independent Shareholders’ approval at the Extraordinary General Meeting for the Revised Cap on the condition that:

1.	the annual amount of the continuing connected transactions under the Relevant Category for the year ending 31 December 2007 shall not exceed the Revised Cap;

2.	(i)
the above continuing connected transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

(ii)
the above continuing connected transactions will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to the continuing connected transactions under the Relevant Category.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008 TO 2010

Background

Reference is made to the 2005 Circular in relation to Continuing Connected Transactions between the Group and CNOOC and/or its Associates.  As mentioned above, the Independent Shareholders had approved the Non-exempt Continuing Connected Transactions (except the category "FPSO vessel leases" which were previously exempted from Independent Shareholders’ approval requirement as detailed in the 2005 Circular) between the Group and CNOOC and/or its Associates and the relevant annual caps for the two years ending 31 December 2007 at the 2005 EGM.  The Independent Shareholders had also approved the revised caps for the two years ending 31 December 2007 for one of the categories of continuing connected transactions "Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)" at the extraordinary general meeting held on 29 September 2006.

The Company expects to continue the Continuing Connected Transactions after 31 December 2007 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2008 to 31 December 2010), including disclosing further information thereof in this announcement and seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreements

The Company entered into a Comprehensive Framework Agreement on 8 November 2007 with each of CNOOC, COSL, BlueChemical and CNOOC Engineering for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of each of the Comprehensive Framework Agreements is for a period of three years from 1 January 2008, and is conditional upon Independent Shareholders’ approval.  The Comprehensive Framework Agreements are substantially on the same terms as the comprehensive framework agreements entered into by the Company with each of CNOOC, COSL and CNOOC Engineering on 8 December 2005, as described in the 2005 Circular.

The Continuing Connected Transactions under the Comprehensive Framework Agreements can be categorised as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)       Provision of exploration and support services;

(b)       Provision of oil and gas development and support services;

(c)       Provision of oil and gas production and support services;

(d)       Provision of marketing, management and ancillary services; and

(e)       FPSO vessel leases;

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates;

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(b)	Long term sales of natural gas and liquefied natural gas.

Note:
The categories "Provision of exploration and support services", "Provision of oil and gas development and support services", "Provision of oil and gas production and support services", "FPSO vessel leases", "Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)" and "Long term sales of natural gas and liquefied natural gas" are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements.  The other categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements.

Since the establishment of CNOOC, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant field of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company).  Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. The Group will continue to use these services provided by Associates of CNOOC, including but not limited to COSL, BlueChemical, CNOOC Engineering and COBGL. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)     Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the charges for the provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB1,290 million, RMB1,940 million and RMB1,491 million, respectively.

(b)     Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operation;

•	related technical services on drilling and completion;

•	design, construction, installation and tuning of production facilities;

•	shipping transportation;

•	provision of materials;

•	integrated research on development techniques; and

•	other related technical and supporting services.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB6,132 million, RMB7,230million and RMB5,265 million, respectively.

(c)    Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its Associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials;

•	maintenance of platform;

•	repair of equipment and pipeline;

•	production operations;

•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharf, buildings, factories and water barrier;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	provision of water, electricity and heat;

•	security and fire services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB1,972 million, RMB2,463 million and RMB1,630 million, respectively.

(d)    Provision of marketing, management and ancillary services

CNOOC and/or its Associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•	marketing services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunications;

•	leases of properties;

•	property management;

•	water, electricity and heat supply;

•	sewage disposal;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•	integrated research.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the charges for the provision of other marketing, management and ancillary services excluding leases of properties and property management payable to CNOOC and/or its Associates were approximately RMB239 million, RMB238 million and RMB121 million, respectively.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its Associates leased certain premises covering an aggregate area of approximately 70,000 square meters, including its headquarters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates also provided management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the aggregate rentals and management fees payable by the Group were approximately RMB99 million, RMB187 million and RMB151 million, respectively. Sallmanns (Far East) Limited, an independent property valuer, has confirmed that the payments due under each of the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee, respectively.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the aggregate charges for the provision of marketing, management and ancillary services (including leasing and management of properties) payable to CNOOC and/or its Associates were approximately RMB338 million, RMB425 million and RMB272 million, respectively.

Pricing of transactions relating to services provided by CNOOC and/or its Associates to the Group under paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its Associates to the Group. In general, the services provided by CNOOC and/or its Associates to the Group are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the costs relating to any future contracts with CNOOC and/or its Associates will be on a similar basis.

It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its Associates and relevant members of the Group.  Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. The agreements may only contain provisions which are in all material respects consistent with the guidelines and terms and conditions as set out above.

(e)   FPSO vessel leases

The Group leases floating production, storage and offloading (FPSO) vessels from COBGL for use in oil production operations at market prices and on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil production. The Company currently leases two FPSO vessels from COBGL, an Associate of CNOOC, for a term of 10 years and 20 years (where the lease was for an initial term of 10 years with a right of renewal, at the sole option of the Company, for another 10 years) respectively.  The Directors expects that the Group may enter into other FPSO vessel leases with CNOOC and/or its Associates from time to time as the operations of the Group expand. The Comprehensive Framework Agreements provide that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2010, then the agreements falling under this category will terminate on that date.  The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules will be included in its letter of advice contained in the circular to be despatched to the Shareholders.  For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the aggregate rentals payable by the Group to CNOOC and/or its Associates were approximately RMB148 million, RMB437 million and RMB297 million, respectively.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its Associates to the Group under paragraph (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its Associates include:

•	technical consulting;

•	technology transfer;

•	management;

•	technical research services; and

•	other supporting services.

The Group did not enter into any such transactions for the two years ended 31 December 2006 and the nine months ended 30 September 2007. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. To facilitate such development, it is anticipated that CNOOC may require the provision of technical consulting, technical transfer, management services, technical research services and other related services from the Group, and the Group may provide certain of these services to CNOOC and/or its Associates in the near future.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, sales of petroleum and natural gas products to CNOOC and/or its Associates were approximately RMB25,988 million, RMB34,246 million and RMB28,087 million, respectively.

(b)	Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses (such as the fertilizer and methanol business operated by BlueChemical) at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilize the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf, Australia. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. In order to ensure the return on investment and to achieve the requirements of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years. The Group may sell liquefied natural gas to CNOOC and/or its Associates which engage in the downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms taking into account the term of the sales contract.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The relevant Comprehensive Framework Agreements provide that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2010, then the individual agreements falling under this category will terminate on that date.  The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules will be included in its letter of advice contained in the circular to be despatched to the Shareholders.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates were approximately RMB588million, RMB1,248 million and RMB1,246 million, respectively.

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company’s shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that : (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each of the above Continuing Connected Transactions are fair and reasonable.

The independent non-executive Directors constituting the Independent Board Committee will give their view after considering the advice from the Independent Financial Adviser, and their view will be given in the circular to be despatched to the Shareholders.

Proposed Caps and rationale

The Board has considered and proposed that the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2008 to 31 December 2010:

Continuing connected transactions	Historical amount	Existing 2007 annual cap	2008 to 2010 Proposed Caps	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a) Provision of exploration and support services	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB1,290 million, RMB1,940 million and RMB1,491 million, respectively	For the year ending 31 December 2007, RMB2,293 million (proposed to be revised to RMB3,500 million)	For the three years ending 31 December 2010, RMB6,296 million, RMB7,555 million and RMB9,066 million, respectively
The annual proposed caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated increase in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(b) Provision of oil and gas development and support services	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB6,132 million, RMB7,230 million and RMB5,265 million, respectively	For the year ending 31 December 2007, RMB10,458 million	For the three years ending 31 December 2010, RMB18,608 million, RMB22,879 million and RMB26,759 million, respectively
The annual proposed caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/or its Associates to the Group; and the estimated expansion of existing oil and gas fields and the development of several newly discovered oil and gas fields in offshore China. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(c) Provision of oil and gas production and support services	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB1,972 million, RMB2,463 million and RMB1,630 million, respectively	For the year ending 31 December 2007, RMB4,132 million	For the three years ending 31 December 2010, RMB5,124 million, RMB6,147 million and RMB7,253 million, respectively
The annual proposed caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/or its Associates to the Group; and the estimated growth of the Group’s business, including the estimated expansion of existing oil and gas fields and production of several newly discovered oil and gas fields in offshore China. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(d) Provision of marketing, management and ancillary services	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB338 million, RMB425 million and RMB272 million, respectively	For the year ending 31 December 2007, RMB504 million	For the three years ending 31 December 2010, RMB789 million, RMB854 million and RMB967 million, respectively
The annual proposed caps for the provision of marketing, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the marketing, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(e) FPSO vessel leases	For the year ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB148 million, RMB437 million and RMB297 million, respectively	For the year ending 31 December 2007, RMB463 million	For the three years ending 31 December 2010, RMB1,908 million, RMB3,182 million and RMB3,250 million, respectively
The annual proposed caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/or its Associates to the Group and the estimated increase in the number of oilfields requiring FPSO vessels. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

Provision of management, technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2006 and the nine months ended 30 September 2007	For the year ending 31 December 2007, RMB100 million	For the three years ending 31 December 2010, RMB100 million, RMB100 million and RMB100 million, respectively
The annual proposed caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates have been determined with reference to the anticipated need by CNOOC and/or its Associates for the provision of such services as a result of CNOOC’s need to optimize its industrial chain to facilitate its development towards a world-class integrated energy company. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a) Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB25,988 million, RMB34,246 million	For the year ending 31 December 2007, RMB63,251 million (as revised in	For the three years ending 31 December 2010, RMB94,440 million, RMB156,692 million and
The annual proposed caps for the sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the sales of petroleum and natural gas

natural gas)	and RMB28,087 million, respectively	September 2006)	RMB181,782 million, respectively
products by the Group to CNOOC and/or its Associates; the ongoing production of existing oil and gas fields and the estimated production of several new oil and gas fields in offshore China; the anticipated demand by CNOOC and/or its Associates for its downstream operations (in particular, CNOOC Group expects to have a number of new downstream facilities commencing production between 2008 and 2010); the estimated resultant increase in the Group's production and sales; and the potential fluctuation and increase in the prices of crude oil (for example, the average price of offshore crude oil has increased by over 70% overall since 2004). The increase in such cap amounts also took into account the fact that crude oil from new oilfields, which is expected to be made up of a higher proportion of heavy crude oil, needs to undergo refining processes which are carried out primarily by CNOOC and/or its Associates. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(b) Long term sales of natural gas and liquefied natural gas	For the year ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB588 million, RMB1,248 million and RMB1,246 million, respectively	For the year ending 31 December 2007, RMB3,599 million	For the three years ending 31 December 2010, RMB4,844 million, RMB7,118 million and RMB8,763 million, respectively
The annual proposed caps for long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates; the ongoing production of existing gas fields; the anticipated demand by CNOOC and/or its Associates for its downstream operations; the estimated resultant increase in sales; and the potential fluctuation and increase in the prices of natural gas. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the following categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 2.5% under Rule 14A.34(1) of the Listing Rules:

•	Provision of marketing, management and ancillary services from CNOOC and/or its Associates to the Group; and

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements. The Company will seek the Independent Shareholders’ approval at the Extraordinary General Meeting for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Cap;

2.	(i)
the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

(ii)
the Non-exempt Continuing Connected Transactions will be entered into in accordance with the relevant Comprehensive Framework Agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 65.08% of the issued share capital of the Company, the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to approval from the Independent Shareholders under the Listing Rules.  In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation and financial services.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley Limited, the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be issued to the Shareholders as soon as practicable.

DEFINITIONS

“2005 EGM”	the extraordinary general meeting of the Company held on 31 December 2005

“2005 Circular”	the circular issued by the Company to its Shareholders in respect of the Existing Waiver for certain continuing connected transactions dated 12 December 2005

“Associate”	has the meaning ascribed thereto under the Listing Rules

“BlueChemical”	China BlueChemical Ltd. a company incorporated in the PRC and a subsidiary of CNOOC, the H-shares of which are listed on the Stock Exchange

“Board”	the board of Directors of the Company

“CNOOC”	China National Offshore Oil Corporation the controlling shareholder of the Company indirectly holding approximately 65.08% of all of the Shares in issue as at the date hereof

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned indirect subsidiary of CNOOC and the controlling shareholder of the Company

“CNOOC Engineering”	Offshore Oil Engineering Co., Ltd. a company incorporated in the PRC and a subsidiary of CNOOC, the shares of which are listed on the Shanghai Stock Exchange

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“COBGL”	CNOOC Oil Base Group Limited a company incorporated in the PRC and a subsidiary of CNOOC

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and the New York Stock Exchange

“Comprehensive Framework Agreement(s)”
the Comprehensive Framework Agreements dated 8 November 2007 entered into between the Company and each of CNOOC, COSL, BlueChemical and CNOOC Engineering in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”
the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreements” in this announcement

“COSL”
China Oilfield Services Limited  a company incorporated in the PRC and a subsidiary of CNOOC, the H-shares and A-shares of which are listed on the Stock Exchange and the Shanghai Stock Exchange, respectively

“Director(s)”	director(s) of the Company

“Extraordinary General Meeting”
the extraordinary general meeting of the Company to be held to approve the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps)

“Existing Waiver”
the approval by the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (except the category "FPSO vessel leases" which were previously exempted from Independent Shareholders’ approval requirement as detailed in the 2005 Circular) between the Group and CNOOC and/or its Associates, subject to the conditions set out in the 2005 Circular

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”
an independent committee of the Board comprising of Mr. Edgar W. K. Cheng, Mr. Chiu Sung Hong, Mr. Evert Henkes, Mr. Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps)

“Independent Financial Adviser”
Somerley Limited, a corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), is the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	Shareholders of the Company other than CNOOC and its Associates

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“Non-exempt Continuing Connected Transactions”
the Continuing Connected Transactions other than those under the categories of “Provision of marketing, management and ancillary services from CNOOC and/or its Associates to the Group” and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreements” in this announcement

“OOGC”	Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of CNOOC.

“PRC”	The People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Cap(s)”
the proposed maximum annual aggregate value for each of the Continuing Connected Transactions of the Company in respect of 2008 to 2010 as set out in the section headed “Proposed Caps and Rationale” in this announcement

“Relevant Category”
the “Provision of exploration and support services” category of continuing connected transactions between the Group and CNOOC and/or its Associates, which involves the provision of services by CNOOC and/or its

Associates to the Group on exploration operations

“Revised Cap”	the proposed maximum annual cap for the Relevant Category in respect of 2007, as set out in the section headed “Revised Cap and Rationale” in this announcement

“Shares”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholders”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 8 November 2007

As at the date of this announcement, the Board comprises of:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius